Exhibit 3.1
Amendment
to
Amended and Restated By-laws of PrivateBancorp, Inc.

Section 3.2 of the Amended and Restated By-laws of PrivateBancorp, Inc. shall be amended and restated to be read in its entirety as follows:
Section 3.2 Number, Tenure and Qualifications. The number of directors shall be fifteen (15); provided, however, that the number of directors may be increased or decreased from time to time by a resolution duly adopted by the Board of Directors. Prior to the 2013 annual meeting of stockholders, directors were divided into three (3) classes, as nearly equal in number as possible, and were elected to serve three-year terms. The successors of directors whose terms expire at the 2013 annual meeting of stockholders shall be elected to a term of office to expire at the 2014 annual meeting of shareholders; at the 2014 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected to a term of office to expire at the 2015 annual meeting of shareholders; and at the 2015 annual meeting of stockholders, and at each annual meeting of stockholders thereafter, the successors of the directors whose terms expire at each such meeting shall be elected for a term of office expiring at the annual meeting of stockholders next following their election. Each director shall hold office until his successor is elected and qualified or until his earlier resignation or removal. Directors need not be stockholders or residents of Delaware.